Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED
MARCH 31, 2026 AND 2025
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of March 31, 2026 and December 31, 2025 (In thousands of United States Dollars, except share amounts)

	March 31, 2026	December 31, 2025
ASSETS		(audited)
Current assets:
Cash and cash equivalents[1]	$32,345	$57,902
Restricted cash	31,228	33,184
Accounts receivable, net	38,147	37,887
Inventory, net	108,441	98,666
Prepaid expenses	14,786	11,725
Other current assets	21,724	19,909
Total current assets	246,671	259,273
Non-current assets:
Property and equipment, net[1]	325,589	327,192
Right-of-use assets - operating, net[1]	89,231	86,773
Right-of-use assets - finance, net	12,354	12,947
Intangible assets, net[1]	288,449	275,342
Goodwill	209,041	208,173
Deferred tax asset	13,648	13,501
Other non-current assets	13,876	14,099
Total non-current assets	952,188	938,027
TOTAL ASSETS	$1,198,859	$1,197,300
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,173	$16,540
Accrued liabilities	55,034	58,017
Short-term borrowings, net	10,858	10,784
Current portion of operating lease liabilities	10,298	9,793
Current portion of finance lease liabilities	2,647	2,480
Deferred and contingent consideration, short-term	5,162	2,566
Total current liabilities	98,172	100,180
Non-current liabilities:
Long-term notes and loans payable, net[1]	418,229	417,095
Operating lease liabilities[1]	127,194	125,743
Finance lease liabilities	17,555	18,269
Deferred tax liability	33,800	33,619
Deferred and contingent consideration, long-term	7,674	5,815
Tax receivable agreement liability	66,118	71,603
Uncertain tax position liability	184,906	171,474
Other long-term liabilities	1,000	1,000
Total non-current liabilities	856,476	844,618
TOTAL LIABILITIES	$954,648	$944,798
COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; Unlimited shares authorized; 500,000 shares issued and outstanding at March 31, 2026 and December 31, 2025
Subordinate Voting Shares, no par value; Unlimited shares authorized; 354,225,583 and 343,232,815 issued and outstanding at March 31, 2026 and December 31, 2025, respectively
Proportionate Voting Shares[2], no par value; Unlimited shares authorized; 16,271,816 and 16,298,484 issued and outstanding at March 31, 2026 and December 31, 2025, respectively
Special Subordinate Voting Shares[3], no par value; Unlimited shares authorized; 1,589 shares issued and outstanding at March 31, 2026 and December 31, 2025
Share capital	1,736,107	1,722,277
Additional paid-in-capital	117,524	120,047
Accumulated other comprehensive loss	(1,831)	(1,631)
Accumulated deficit	(1,515,773)	(1,500,244)
Equity of Cresco Labs Inc.	336,027	340,449
Non-controlling interests	(91,816)	(87,947)
TOTAL SHAREHOLDERS’ EQUITY	244,211	252,502
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,198,859	$1,197,300
1See Note 14 “Variable Interest Entities” for amounts related to variable interest entities.
2Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
3Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three Months Ended March 31, 2026 and 2025
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2026	2025
Revenues, net	$151,325	$165,757

Cost of goods sold	75,876	87,126

Gross profit	75,449	78,631

Operating expenses:
Selling, general, and administrative	64,276	65,042

Total operating expenses	64,276	65,042

Income from operations	11,173	13,589

Other (expense) income, net:
Interest expense, net	(14,927)	(14,854)
Other income, net	960	347

Total other expense, net	(13,967)	(14,507)
Loss before income taxes	(2,794)	(918)
Income tax expense	(14,220)	(14,316)
Net loss	$(17,014)	$(15,234)
Net loss attributable to non-controlling interests, net of tax	(3,942)	(802)
Net loss attributable to Cresco Labs Inc.	$(13,072)	$(14,432)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.04)	$(0.04)
Basic and diluted weighted-average shares outstanding	364,229,158	350,243,280

Comprehensive loss:
Net loss	$(17,014)	$(15,234)
Foreign currency translation differences, net of tax	(200)	12
Total comprehensive loss for the period	(17,214)	(15,222)
Comprehensive loss attributable to non-controlling interests, net of tax	(3,942)	(802)
Total comprehensive loss attributable to Cresco Labs Inc.	$(13,272)	$(14,420)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the Three Months Ended March 31, 2026 and 2025 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2026	$1,722,277	$120,047	$(1,631)	$(1,500,244)	$(87,947)	$252,502
Exercise of stock options	5	(2)	—	—	—	3
Issuance of vested restricted stock units	6,304	(6,304)	—	—	—	—
Share-based compensation	—	5,398	—	—	—	5,398
Employee taxes withheld on certain share-based payment arrangements	(1)	(1,682)	—	—	—	(1,683)
Payable pursuant to tax receivable agreements	4	—	—	—	—	4
Equity Issuances	95	—	—	—	—	95
Equity issuances related to business combinations	5,985	—	—	—	—	5,985
Net change in tax distribution accrual	—	67	—	—	—	67
Tax distributions to non-controlling interest redeemable unit holders and other members	—	—	—	—	(425)	(425)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	—	—	—	—	(599)	(599)
Non-controlling interests, net change in capital	78	—	—	—	—	78
Cresco LLC shares redeemed	1,360	—	—	(2,457)	1,097	—
Foreign currency translation	—	—	(200)	—	—	(200)
Net loss	—	—	—	(13,072)	(3,942)	(17,014)
Ending balance as of March 31, 2026	$1,736,107	$117,524	$(1,831)	$(1,515,773)	$(91,816)	$244,211

Balance as of January 1, 2025	$1,706,822	$122,750	$(2,232)	$(1,352,486)	$(86,678)	$388,176
Issuance of vested restricted stock units	5,931	(5,931)	—	—	—	—
Share-based compensation	—	2,535	—	—	—	2,535
Payable pursuant to tax receivable agreements	(27)	—	—	—	—	(27)
Equity issuances for consulting services	376	—	—	—	—	376
Net change in tax distribution accrual	—	(228)	—	—	—	(228)
Tax distributions to non-controlling interest redeemable unit holders and other members	—	—	—	—	(41)	(41)
Cresco LLC shares redeemed	1,177	—	—	(2,320)	1,143	—
Foreign currency translation	—	—	12	—	—	12
Net loss	—	—	—	(14,432)	(802)	(15,234)
Ending balance as of March 31, 2025	$1,714,279	$119,126	$(2,220)	$(1,369,238)	$(86,378)	$375,569
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2026 and 2025 (In thousands of United States Dollars)

	Three Months Ended March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,014)	$(15,234)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,215	12,906
Amortization of operating lease assets	1,889	1,792
Provision for doubtful accounts for expected credit losses	364	81
Provision for expected credit losses	342	39
Share-based compensation expense	5,255	2,723
(Gain) loss on changes in fair value of deferred and contingent consideration	(341)	—
Loss on inventory write-offs and provision	741	902
Change in deferred taxes	(204)	(473)
Accretion of discount and deferred financing costs on debt arrangements	635	1,211
Other noncash adjustments	(232)	234
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(406)	6,807
Inventory	(7,604)	(4,166)
Prepaid expenses and other assets	(5,793)	(4,112)
Accounts payable and accrued liabilities	(7,624)	13,922
Operating lease liabilities	(2,290)	(2,692)
Income taxes payable	14,436	16,523
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(5,631)	30,463
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(7,638)	(5,818)
Purchase of intangibles	(2,285)	(1,217)
Payment of acquisition consideration, net of cash acquired	(2,189)	—
Merger and acquisition consideration	(1,587)	—
Proceeds from other investing activities	467	166
NET CASH USED IN INVESTING ACTIVITIES	(13,232)	(6,869)
CASH FLOWS FROM FINANCING ACTIVITIES:
Tax distribution payments in accordance with the tax receivable agreement	(6,237)	(4,251)
Tax distributions to non-controlling interest redeemable unit holders and other members	(425)	(41)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(599)	—
Principal payments on finance lease obligations	(1,375)	(1,119)
Payments for other financing activities	(10)	(322)
NET CASH USED IN FINANCING ACTIVITIES	(8,646)	(5,733)
Effect of exchange rate changes on cash and cash equivalents	(2)	2
Net (decrease) increase in cash and cash equivalents	(27,511)	17,863
Cash and cash equivalents and restricted cash, beginning of period	94,335	144,255
Cash and cash equivalents, end of period	32,345	155,354
Restricted cash, end of period	31,228	3,513
Restricted cash included in other non-current assets, end of period	3,251	3,251
Cash and cash equivalents and restricted cash, end of period	$66,824	$162,118

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$—	$(1,734)
Interest	14,882	4,009

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Issuance of shares under business combinations and acquisitions	$5,985	$—
Deferred consideration for acquisitions	4,797	—
Non-controlling interests redeemed for equity	1,097	1,143
Liability incurred to purchase property, equipment and intangibles	1,717	1,794
Overpaid declared distributions to non-controlling interest redeemable unit holders	(11,440)	(17,171)
Receivable related to financing lease transactions	—	612
Liability incurred in accordance with tax receivable agreement	71,631	79,064
Other non-cash transactions	290	249
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.®, and FloraCal® Farms. As of March 31, 2026, the Company operates in Illinois, Pennsylvania, Ohio, New York, Massachusetts, Michigan, Florida, and Kentucky pursuant to applicable state and local laws and regulations.
The Company’s SVS are listed on the Canadian Securities Exchange under the ticker symbol “CL” and are quoted on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2025 and 2024 as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2025 was derived from audited financial statements filed on SEDAR+ on March 5, 2026 and EDGAR on March 6, 2026. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2026 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollars) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of March 31, 2026:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

Entity	Location	Purpose	Percentage Held
Strategic Capital and Management Services, LLC[1]	Illinois	Dispensary	0%
Altus Global, LLC	Delaware	Holding Company	100%
Altus, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
CL Kentucky HoldCo, LLC	Delaware	Holding Company	100%
CL Kentucky Cultivation, LLC	Delaware	Cultivation Entity	100%
CL Kentucky Processing, LLC	Delaware	Production Entity	100%
CL Kentucky Dispensing, LLC	Delaware	Dispensary	100%
Cresco Labs, LLC	Illinois	Operating Entity	67%
IP CL, LLC	Delaware	Holding Company	100%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[2]	Michigan	Cultivation and Production Facility	85%
1See Note 14 “Variable Interest Entities” for additional information.
2Legally, Cresco Labs Michigan, LLC is 42.5% owned by a related party within management of the Company.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions. See Note 6 “Share Capital” for additional information.

(e)Newly Adopted Accounting Pronouncements

In November 2025, the FASB issues ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans, which expands the population of acquired financial assets subject to the gross-up approach in Topic 326. This guidance in effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company adopted this ASU for the fiscal year ended December 31, 2026 and already applies the gross-up approach, as such, this ASU will not impact the Company’s consolidated financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company adopted this ASU for the fiscal year ended December 31, 2026 and does not expect a material impact to the consolidated financial statements. The Company has elected the practical expedient described in paragraphs 326-20-30-10C through 30-10D.
(f)Recently Issued Accounting Standards

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which addresses thirty-three issues that represent changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2026. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which amends the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03, Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date for non-calendar year-end entities. ASU 2024-03 is intended to enhance transparency into the nature and function of expenses. ASU 2024-03 requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission’s (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC’s existing disclosure with those entities that were not previously subject to the SEC’s requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
(g)Reclassifications

Certain immaterial prior period amounts were reclassified to conform to the current presentation. These reclassifications did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements, except for the following:

(i)The Company reclassified changes in fair value related to our deferred and contingent considerations to other expense, net previously included in interest expense, net on the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. The reclassification had no effect on Total other expense, net or net cash provided by operations.

NOTE 3. INVENTORY
Inventory as of March 31, 2026 and December 31, 2025, consisted of the following:

($ in thousands)	March 31, 2026	December 31, 2025
Raw materials	$14,081	$12,875
Raw materials - non-cannabis	12,174	12,210
Work-in-process	45,528	42,551
Finished goods	35,132	29,574
Finished goods - non-cannabis	1,526	1,456
Inventory, net	$108,441	$98,666
During the three months ended March 31, 2026 and 2025, the net impact to inventory reserve was an increase of $0.7 million and $0.9 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2026 and December 31, 2025 consisted of the following:

($ in thousands)	March 31, 2026	December 31, 2025
Land and Buildings	$223,629	$213,171
Machinery and Equipment	44,127	42,905
Furniture and Fixtures	49,961	47,745
Leasehold Improvements	171,363	170,849
Website, Computer Equipment and Software	12,044	11,975
Vehicles	2,678	2,678
Construction In Progress	16,522	22,988
Total property and equipment, gross	520,324	512,311
Less: Accumulated depreciation	(194,735)	(185,119)
Property and equipment, net	$325,589	$327,192
As of March 31, 2026 and December 31, 2025, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.
The following table reflects depreciation expense related to property and equipment for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Depreciation expense included in cost of goods sold and ending inventory	$6,490	$7,246
Depreciation expense included in selling, general, and administrative expense	3,271	3,521
Total depreciation expense	$9,761	$10,767
As of both March 31, 2026 and December 31, 2025, ending inventory includes $8.8 million of capitalized depreciation, respectively.
The following table reflects depreciation expense capitalized to cost of goods sold and depreciation expense capitalized to ending inventory for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Capitalized expense included in cost of goods sold	$6,475	$7,013
Capitalized expense to inventory for prior periods	5,179	5,691
During the three months ended March 31, 2026, the Company disposed of $0.3 million of property and equipment no longer in use in various states resulting in immaterial net losses on the disposal of those assets which is recorded in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

During the three months ended March 31, 2025, the Company disposed of $0.2 million of property and equipment no longer in use in various states. The Company recorded a total $0.2 million net loss on the disposal of those assets which is recorded in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

NOTE 5. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of March 31, 2026 and December 31, 2025:

	March 31, 2026			December 31, 2025
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets:
Customer Relationships	$32,000	$(20,216)	$11,784	$30,600	$(19,150)	$11,450
Trade Names	1,400	(1,400)	—	1,400	(1,400)	—
Permit Application Costs	7,013	(3,875)	3,138	4,488	(3,123)	1,365
Other Intangibles	4,917	(4,917)	—	4,917	(4,917)	—
Indefinite-Lived Intangible Assets:
Licenses	273,527	—	273,527	262,527	—	262,527
Total Intangible Assets	$318,857	$(30,408)	$288,449	$303,932	$(28,590)	$275,342

During the three months ended March 31, 2026, the gross carrying amount of intangible assets increased by $14.9 million, primarily related to the Company’s dispensaries transaction completed in the first quarter of 2026, see Note 8 “Business Combinations” for additional details.

The following table reflects the amortization expense related to definite-lived intangible assets for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Amortization expense included in cost of goods sold and ending inventory	$761	$849
Amortization expense included in selling, general, and administrative expense	1,057	1,044
Total amortization expense	$1,818	$1,893

As of March 31, 2026 and December 31, 2025, ending inventory included $0.3 million and $0.3 million of capitalized amortization, respectively.

The following table reflects amortization expense capitalized to cost of goods sold, that was previously capitalized to inventory, and amortization expense capitalized to ending inventory, related to prior periods, for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Capitalized expense included in cost of goods sold	$822	$737
Capitalized expense to inventory for prior periods	314	194

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years:

($ in thousands)	Estimated Amortization Expense
Remaining in 2026	$5,860
2027	4,389
2028	3,035
2029	1,638
Thereafter	—
Total estimated amortization expense	$14,922

(b)Goodwill

The changes in carrying amount of goodwill by segment are as follows for the year ended December 31, 2025 and the three months ended March 31, 2026:

($ in thousands)	Wholesale	Retail	Total
Balance at December 31, 2025	$57,555	$150,618	$208,173
Additions	—	868	868
Balance at March 31, 2026	$57,555	$151,486	$209,041

NOTE 6. SHARE CAPITAL
(a)     Authorized
The authorized share capital of the Company is outlined in the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2025 and 2024, which were previously filed on SEDAR+ and EDGAR. There have been no changes in authorized share capital as of March 31, 2026.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

(b)     Issued and Outstanding Shares
As of March 31, 2026 and 2025, issued and outstanding capital consisted of the following:

(shares in thousands)	Redeemable Units[1]	SVS[2]	PVS[3]	MVS[4]	SSVS[5]
Beginning balance, January 1, 2026	85,299	343,233	16,298	500	2
Stock options exercised	—	3	—	—	—
RSUs[6] issued	—	2,723	—	—	—
Equity issuances related to business combinations[7]	—	5,904	—	—	—
Cresco LLC redemptions	(1,000)	1,000	—	—	—
PVS converted to SVS	—	26	(26)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	1,337	—	—	—
Ending Balance, March 31, 2026	84,299	354,226	16,272	500	2

Beginning balance, January 1, 2025	92,057	331,490	17,107	500	2
RSUs issued	—	2,235	—	—	—
Cresco LLC redemptions	(1,153)	1,153	—	—	—
PVS converted to SVS	—	167	(167)	—	—
Issuance of shares for consulting services	—	522	—	—	—
Ending Balance, March 31, 2025	90,904	335,567	16,940	500	2
1 Redeemable units of Cresco Labs, LLC (“Redeemable Units”)
2 SVS includes shares pending issuance or cancellation
3 PVS presented on an “as-converted” basis to SVS (1-to-200)
4 Super Voting Shares (“MVS”)
5 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
6 Restricted stock units (“RSUs”)
7 See Note 8 “Business Combinations” for additional information
(c)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rate) applied to taxable income generated from Cresco Labs, LLC (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement.
As of March 31, 2026, the Company had an asset of $11.4 million for tax-related distributions to 2026 and 2025 unit holders of Cresco Labs, LLC and other minority interest holders. As of December 31, 2025, the Company had an asset of $11.3 million for tax-related distributions to the 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders.
During the second quarter of 2024, the Company recorded significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E. Due to this updated position, the Company determined it had overpaid tax distributions to 2025 and 2024 unit holders, and thus is currently in a net asset position.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2026 and 2025 unit holders of Cresco Labs, LLC and other minority holders during the three months ended March 31, 2026. Similarly, the Company declared and paid required tax distribution amounts to 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders during the three months ended March 31, 2025.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

(d)     Changes in Ownership and Non-controlling Interests
During the three months ended March 31, 2026, redemptions of 1.0 million Redeemable Units occurred during the period, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.4% in non-controlling interest in Cresco Labs, LLC for the period.
During the three months ended March 31, 2025, redemptions of 1.2 million Redeemable Units occurred during the period, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.5% in non-controlling interest in Cresco Labs, LLC for the period.
The effects of changes in the Company’s ownership interests in less than 100% owned subsidiaries during the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Net loss attributable to Cresco Labs Inc.	$(13,072)	$(14,432)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC units:
Share capital	1,360	1,177
Accumulated deficit	(2,457)	(2,320)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(14,169)	$(15,575)

NOTE 7. NET LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands, except per share amounts)	2026	2025
Numerator:
Net loss	$(17,014)	$(15,234)
Less: Net loss attributable to non-controlling interests, net of tax	(3,942)	(802)
Net loss attributable to Cresco Labs Inc.	$(13,072)	$(14,432)

Denominator:
Weighted-average basic and diluted shares outstanding	364,229,158	350,243,280

Loss per Share:
Basic and diluted loss per share	$(0.04)	$(0.04)
For the three months ended March 31, 2026 and 2025, weighted-average potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods presented

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

because the shares would have had an anti-dilutive effect. Weighted-average potentially dilutive shares for the three months ended March 31, 2026 and 2025, consisted of the following:

	Three Months Ended March 31,
(shares in thousands)	2026	2025
Redeemable Units	84,455	90,984
Stock options	21,541	26,966
RSUs	28,729	12,864
Total potentially dilutive shares	134,725	130,814

NOTE 8. BUSINESS COMBINATIONS

(a)Business Combinations
On March 9, 2026, a VIE of the Company entered into multiple agreements to acquire four (4) dispensaries. The costs associated with this transaction were immaterial. The expenses are recorded as selling, general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2026. See Note 14 “Variable Interest Entities” for additional information.

As of March 31, 2026, the Company recorded preliminary estimates of the fair value of assets and liabilities assumed. Balances are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it is seeking about the facts and circumstances that existed as of the date of business combination, learns that more information is not obtainable, or one year following the date of business combination. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. As of March 31, 2026, the Company has no goodwill recorded in connection with the dispensary business combination that is expected to be tax deductible.

The table below summarizes the total consideration and net identifiable assets and liabilities assumed in connection with the dispensary business combination during the three months ended March 31, 2026:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

($ in thousands)	Amount
Total consideration:
Shares issued	$5,985
Cash	2,026
Deferred consideration, short-term	4,797
Unsecured promissory note	1,552
Pre-existing relationship - Accounts receivable	327
Total consideration	$14,687

Net identifiable assets (liabilities)
Cash	$164
Inventory	2,938
Other current assets	242
Property and equipment, net	2
Right-of-use assets - operating, net	4,031
Licenses	11,000
Customer relationships	1,400
Total identifiable assets	$19,777

Accounts payable	$(1,429)
Accrued liabilities	(498)
Operating lease liabilities	(4,031)
Total identifiable liabilities assumed	$(5,958)

Purchase price allocation
Net identifiable assets	$13,819
Goodwill	868
Total consideration	$14,687

(b)Deferred and Contingent Considerations
As of March 31, 2026, the Company has $4.8 million in total short-term deferred consideration, in connection with the dispensary business combination. The deferred consideration consists of monthly payments with a final cash payment and issuance of 1.5 million shares expected to be paid within twelve months. The face value of this deferred consideration approximates fair value.

As of March 31, 2026 and December 31, 2025, the Company had $0.4 million and $0.9 million, respectively, of short-term contingent consideration related to the Keystone acquisition. Additionally, as of March 31, 2026, the Company had $7.7 million long-term deferred consideration related to Valley Agriceuticals, LLC (“Valley Ag”), compared to $1.7 million and $5.8 million of short-term and long-term deferred consideration, respectively, related to Valley Ag as of December 31, 2025. The total estimated liability for Keystone and Valley Ag is based on the present value of expected payments associated with future cash flows.

During the three months ended March 31, 2026, the Company reclassified $1.7 million from short-term deferred consideration to long-term deferred consideration due to the expected timing of payment related to the Valley Ag acquisition.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

During the three months ended March 31, 2026, the Company recorded other expense of $0.2 million and other income of $0.5 million, due to the change in fair value of Valley Ag deferred consideration and Keystone contingent consideration, respectively. For the three months ended March 31, 2025, the Company recorded immaterial other income due to the change in fair value of Valley Ag deferred consideration and immaterial other expense due to the change in fair value of Keystone contingent consideration. The expense is recorded in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Please see Note 13 “Financial Instruments and Financial Risk Management” for additional details related to deferred and contingent considerations.

NOTE 9. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of March 31, 2026 and December 31, 2025:

($ in thousands)	March 31, 2026	December 31, 2025
Senior Secured Term Loan	$325,000	$325,000
Mortgage Loans	20,066	20,161
Short-term borrowings and interest payable, net	7,370	7,484
Financing liability	90,219	91,009
Unsecured Promissory Notes	3,095	1,250
Total borrowings and interest payable	$445,750	$444,904
Less: Unamortized discount and debt issuance costs	(16,663)	(17,025)
Less: Short-term borrowings and interest payable, net	(7,370)	(7,484)
Less: Current portion of financing liability	(3,488)	(3,300)
Total Long-term notes and loans payable, net	$418,229	$417,095

(a)Senior Secured Term Loan
On August 13, 2025, the Company closed on an agreement for a Senior Secured Term Loan with an undiscounted principal balance of $325.0 million and an original issue discount of $13.0 million. Proceeds from the Senior Secured Term Loan, along with cash on hand, was used to retire the then existing Senior Loan, reducing total debt.
The Senior Secured Term Loan accrues interest as a rate of 12.5% per annum, payable in cash quarterly and has a stated maturity date of August 13, 2030. The Company’s effective interest rate for the Senior Secured Term Loan is 13.8%. Upon inception of the Senior Secured Term Loan, the Company capitalized $15.8 million of deferred financing fees.
The Senior Secured Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Secured Term Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. As of March 31, 2026, the Company was in compliance with all covenants.
The Company may prepay in whole, or in part, the Senior Secured Term Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount must also include all accrued and unpaid interest and fees. Interest expense is discussed in Note 16 “Interest Expense, Net”.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

(b)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
On October 3, 2025, the Company amended the Mortgage Loans, extending the interest-only payment period through October 1, 2026. All other terms of the Mortgage Loans remain the same.
As of March 31, 2026 and December 31, 2025, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. Upon inception of the Mortgage Loans, the Company incurred $2.0 million, in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets. These deferred financing fees are amortized and expensed in accordance with ASC 835 Interest. See Note 16 “Interest Expense, Net”.
(c)    Financing Liabilities
As of March 31, 2026, the Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 3.8 and 14.3 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 16 “Interest Expense, Net”.
(d)    Unsecured Promissory Notes
On March 9, 2026, the Company issued a $1.8 million unsecured promissory note. The note bears interest at 8% per annum, capitalized to principal on each anniversary, with principal and accrued interest due 36 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.3%.
On December 8, 2025, the Company issued a $1.3 million unsecured promissory note. The note bears interest at 8% per annum, payable quarterly, with principal and accrued interest due 18 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.2%.

NOTE 10. DISAGGREGATION OF REVENUE
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Wholesale	$48,782	$54,167
Retail	102,543	111,590
Revenues, net	$151,325	$165,757

NOTE 11. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
As of March 31, 2026 and December 31, 2025, related parties, including key management personnel and certain board members, hold 65.9 million and 66.8 million, respectively, of Redeemable Units, which

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

accounts for a deficit of $71.8 million and $68.9 million, respectively, in non-controlling interests. During the three months ended March 31, 2026 and 2025, 57.2% and 58.8%, respectively, of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three months ended March 31, 2026 and 2025, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
Below is a summary of the expense resulting from the related party lease liabilities for the three months ended March 31, 2026 and 2025:

		Three Months Ended March 31,
($ in thousands)	Classification	2026	2025
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$73	$73

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76
Lessor has minority interest in MedMar	Interest expense	40	49

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$963	$1,023	$1,005	$1,065

Finance Leases
Lessor has minority interest in MedMar	$1,042	$1,518	$1,119	$1,606

NOTE 12. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. The Company accrued $5.3 million for matters that were pending litigation as of March 31, 2026 and December 31, 2025, respectively. As of March 31, 2026 and December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, financial positions, or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest. As of March 31, 2026, the Company is in discussion with certain county regulators in the state of Illinois regarding the potential reimbursement of overpaid fees.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

management believes that the Company is in substantial compliance with state and local regulations as of March 31, 2026 and December 31, 2025, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of March 31, 2026 and December 31, 2025, the Company had total commitments of $5.7 million and $2.2 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $5.2 million as of March 31, 2026 and December 31, 2025, respectively.

NOTE 13. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairment or expected credit losses (“ECL”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2026 and December 31, 2025, due to their nature and relatively short maturity dates. There have been no transfers into or out of Level 3 for the periods ended March 31, 2026 and December 31, 2025.
The following tables summarize the Company’s financial instruments as of March 31, 2026 and December 31, 2025:

	March 31, 2026
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,128	$1,128
Loans receivable, long-term[1]	—	—	278	278
Investments[2]	8	—	533	541

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$4,797	$365	$5,162
Deferred and contingent consideration, long-term	—	—	7,674	7,674
Unsecured promissory notes[3]	—	—	2,706	2,706
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Unsecured promissory notes are included in “Long-term notes and loans payable, net” on the Unaudited Condensed Interim Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

	December 31, 2025
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,119	$1,119
Loans receivable, long-term[1]	—	—	480	480
Investments[2]	33	—	600	633

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$—	$2,566	$2,566
Deferred and contingent consideration, long-term	—	—	5,815	5,815
Unsecured promissory note[3]	—	—	1,138	1,138
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Unsecured promissory note included in “Long-term notes and loans payable, net” on the Consolidated Balance Sheets.

The following table presents a roll-forward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Three Months Ended March 31, 2026
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Loans receivable, long-term	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term	Unsecured promissory note
Balance as of December 31, 2025	$1,119	$480	$2,566	$5,815	$1,138
Additions[1]	—	—	—	—	1,552
Change in fair value recorded in Other expense, net	—	11	(521)	179	16
Payments	(204)	—	—	—	—
Other[2]	213	(213)	(1,680)	1,680	—
Balance as of March 31, 2026	$1,128	$278	$365	$7,674	$2,706
1See Note 8 “Business Combinations” for additional details.
2Other relates to reclassifications from short-term to long-term, or long-term to short-term, due to expected timing of payment.

Three Months Ended March 31, 2025
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2024	$2,486	$7,736
Change in fair value recorded in Other expense, net[1]	(20)	3
Balance as of March 31, 2025	$2,466	$7,739
1See Note 8 “Business Combinations” for additional information on deferred and contingent considerations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

The following table presents information about the significant unobservable inputs for financial assets and liabilities measured at fair value:

Financial asset	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Loans receivable	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

Financial liabilities	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Deferred consideration	Discounted cash flow	1) Expected future cash flows	Increase or decrease in expected future cash flows will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Contingent consideration	Discounted cash flow	1) Probability and timing of consideration payment	Increase or decrease in probability of consideration payment and earlier or later timing of payment will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Unsecured promissory note	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

(a)Loans receivable, short-term
During the fourth quarter of 2025, in connection of the sale of Sonoma’s Finest, the Company issued a $1.7 million loan receivable to Kolaboration Ventures Corporation (“Kolaboration”). The loan receivable has a 18-month term and interest accruing at 8% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made. As of March 31, 2026 and December 31, 2025, the short-term portion of the loan was $0.9 million and $1.1 million, respectively.
(b)Loans receivable, long-term
The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of March 31, 2026 and December 31, 2025:

($ in thousands)	Valuation classification	March 31, 2026	December 31, 2025
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$832	$832
Long-term loans receivable - Kurvana, net of ECL	Amortized cost	618	603
Long-term loans receivable - Kolaboration, net of ECL	Level 3 fair value	278	480
Total Loans receivable, long-term		$1,728	$1,915

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 20, 2026. The remaining loans of $1.2 million mature on July 20, 2027. The loans are measured at amortized cost and bear no interest. Loss on provision on short-term and long-term loans receivable is recorded in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

(c)Investments
The Company currently has investments in two (2) entities: IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis, and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. Old Pal is held at fair value and classified as a equity security without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value. During the three months ended March 31, 2026, the Company wrote off the remaining balance of its 420 Capital Management, LLC investment balance of $0.1 million, which is recorded in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Financial Risk Management
As of March 31, 2026, the Company had one customer that accounted $5 million, or 11.6% of the Company’s gross accounts receivable balance. As of December 31, 2025, the Company had no customers that accounted for 10% or more of the Company’s gross accounts receivable balance.
The Company’s summary of activity for allowance for expected credit losses for the three months ended March 31, 2026 and 2025 was as follows:

($ in thousands)	2026	2025
Balance at January 1	$5,021	$8,308
Provision expense	316	46
Write-offs	(56)	(1,248)
Balance at March 31	$5,281	$7,106
In addition, the Company recorded $0.1 million and $1.3 million of bad debt expense for the three months ended March 31, 2026 and 2025, respectively.

NOTE 14. VARIABLE INTEREST ENTITIES
On November 26, 2025, the Company entered into a support service agreement with Strategic Capital and Management Services, LLC (“SCMS”). On March 9, 2026, SCMS entered into multiple agreements which will result in SCMS’s acquisition of four (4) adult-use dispensary licenses, pending regulatory approval. On February 25, 2025, the Company entered into a management service agreement (“MSA”) with KSKYAPP, LLC, holder of a Kentucky cultivation license. Similarly, on March 3, 2025, the Company entered into a MSA with BSRKYAPP, LLC, holder of a Kentucky dispensing license. On June 7, 2025, the Company entered into another MSA with RSKYAPP, LLC, holder of a Kentucky processing license. Additionally, in 2020 the Company entered into multiple agreements with Cresco Labs Michigan, LLC.
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of March 31, 2026 and

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

December 31, 2025. All of these entities were determined to be VIE, as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards associated with its involvement:

($ in thousands)	March 31, 2026	December 31, 2025
Current assets	$15,081	$20,468
Non-current assets	152,484	119,100
Current liabilities	(11,109)	(4,184)
Non-current liabilities	(198,524)	(173,430)
Non-controlling interests	2,237	1,759
Deficit attributable to Cresco Labs Inc.	39,831	36,287
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Revenue	$4,337	$5,613
Net loss attributable to non-controlling interests	(478)	(208)
Net loss attributable to Cresco Labs Inc.	(3,591)	(1,141)
Net loss	(4,069)	(1,349)

NOTE 15. SEGMENT INFORMATION
During the fourth quarter of 2025, the Company reorganized our internal reporting and realigned our operating segments following the completed sale of its Sonoma’s Finest cultivation facility and exit of the California market. The change resulted in the identification of two (2) new operating segments consolidated wholesale and consolidated retail with the Chief Executive Officer as the sole Chief Operating Decision Maker (“CODM”). As such, the segment information for prior periods has been recast to conform to current period presentation.
The Company operates in the cultivation, manufacturing, distribution, and sale of cannabis. For evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers.
The following table reflects revenues net of discounts, significant expenses, and gross profit by segment for the three months ended March 31, 2026 and 2025:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

	Three Months Ended March 31,
($ in thousands)	2026	2025
Wholesale	$84,709	$97,546
Retail	102,543	111,590
Intersegment eliminations	(35,927)	(43,379)
Revenues, net	$151,325	$165,757

Wholesale	$48,388	$55,742
Retail	63,415	74,763
Intersegment eliminations	(35,927)	(43,379)
Total Cost of Goods Sold	$75,876	$87,126

Wholesale	$36,320	$41,804
Retail	39,129	36,827
Intersegment eliminations	—	—
Total Gross Profit	$75,449	$78,631

The Company’s assets are aggregated into two reporting units wholesale and retail which aligns with our operating segments. All revenues are generated from customers in the U.S. and all assets are located in the U.S.

NOTE 16. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Interest expense – notes and loans payable[1]	$(11,199)	$(10,864)
Interest expense – financing activities[1]	(2,765)	(2,844)
Accretion of debt discount and amortization of deferred financing fees[1]	(635)	(1,211)
Interest expense – leases	(684)	(745)
Interest income	407	813
Other interest expense	(51)	(3)
Interest expense, net	$(14,927)	$(14,854)
1See Note 9 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Interest expense – financing activities, and Accretion of debt discount and amortization of deferred financing fees.

NOTE 17. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
The U.S. federal government treats cannabis as subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes, which also applies to certain states. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2026 and 2025

During the first quarter of 2026 and 2025, the Company recorded the following significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.
•During the three months ended March 31, 2026 and 2025, the Company recorded $13.4 million and $13.3 million, respectively, in Uncertain tax position liability on the Unaudited Condensed Interim Consolidated Balance Sheets.
The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Provision for income taxes consists of the following for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Loss before income taxes	$(2,794)	$(918)
Income tax expense	14,220	14,316
Effective tax rate	(508.9)%	(1,559.5)%

NOTE 18. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through May 8, 2026, which is the date on which these financial statements were issued.
On April 23, 2026, the U.S. Department of Justice issued an order placing FDA-approved cannabis products and cannabis products subject to qualifying state medical cannabis licenses, into Schedule III under the Controlled Substances Act. In addition, the Drug Enforcement Administration (“DEA”) has announced new hearings scheduled to begin on June 29, 2026 which will include the proposed broader rescheduling of adult use cannabis to Schedule III.

The Company is currently assessing the impact of the order to its medical use cannabis business, including its federal and state tax positions, compliance obligations, licensing, access to financial services, and capital markets activities. The Company is evaluating the impact on our financial statements related to its IRC Section 280E position for state-licensed medical cannabis operations, including the allocation of revenues, costs of goods sold, and operating expenses between medical and non-medical cannabis activities.

Because implementation guidance, regulatory interpretation, and the outcome of additional DEA proceedings remain uncertain, the Company cannot reasonably estimate the financial statement impact of the April 2026 order as of the date these consolidated financial statements were issued. As a result, the Company has not adjusted the accompanying consolidated financial statements for this subsequent event.

During the first quarter of 2026, the Company entered into a purchase agreement, pending approval, which will result in the acquisition of 9 dispensaries, for the purpose of expanding the Company’s national presence. On April 12, 2026, the Company entered into an MSA covering operation of these dispensaries and resulting in consolidation. Total consideration is an estimated $50.0 million, subject to certain closing adjustments.